Exhibit 4.14

Execution Version

SECOND AMENDMENT AND WAIVER TO NOTE PURCHASE AGREEMENT

This SECOND AMENDMENT AND WAIVER TO NOTE PURCHASE AGREEMENT (“Waiver”) is entered into as of July 6, 2010 by and among Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), Oaktree Capital II, L.P., a Delaware limited partnership (“Oaktree Capital II”), Oaktree AIF Investments, L.P., a Delaware limited partnership formerly named Oaktree Media Investments. L.P. (“Oaktree AIF” and collectively with OCM, Oaktree Capital I and Oaktree Capital II, the “Company”), and the undersigned holders (the “Holders”) of the Notes (as hereinafter defined) party hereto.

RECITALS

WHEREAS, the Company and its Affiliates are contemplating a reorganization of their internal corporate structure (referred to herein as the “Contemplated Restructuring” and defined below);

WHEREAS, the Holders hold Notes issued by OCM, Oaktree Capital II and Oaktree AIF pursuant to the Note Purchase Agreement (as hereinafter defined) relating to the respective issuances of Senior Notes thereunder (guaranteed by Oaktree Capital I pursuant to the Assumption and Guaranty (as defined in the Note Purchase Agreement)) (together, the “Notes”); and

WHEREAS, the Company and the Holders have agreed to amend and waive certain provisions of the Note Purchase Agreement in order to permit the Contemplated Restructuring, and to waive the occurrence of any Default or Change of Control resulting from the Contemplated Restructuring, in each case on the terms and conditions expressly set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS

(a) Unless otherwise defined herein, capitalized terms used in this Waiver shall have the meanings assigned to them in the Note Purchase Agreement.

(b) As used herein, the term “Contemplated Restructuring” means (i) the contribution, assignment or other transfer by Oaktree (Cayman) to members of the Oaktree Domestic Operating Group and their Subsidiaries of equity interests; and (ii) (a) the formation by ControlCo and ControlCo’s Subsidiary Oaktree Holdings, Inc., a Delaware corporation (“OHI”) of a new Delaware limited partnership named OCMH, L.P. (“OCMH”), in which OHI will be the sole general partner and ControlCo and OHI will each be a limited partner, (b) the contribution to OCMH by ControlCo and OHI of their respective limited partner interests in OCM (together comprising 100% of the limited partner interests of OCM) to OCMH, and (c) the dividend, distribution or other

Execution Version

transfer by ControlCo to the limited partners of ControlCo of ControlCo’s limited partner interests in OCMH.

(c) As used herein, the term “Note Purchase Agreement” means, in the aggregate and each of them, (i) that certain Note Purchase Agreement dated as of June 25, 2001 among OCM and the purchasers listed on Schedule A thereto relating to the issuance and sale of OCM’s 7.93% Senior Notes due June 25, 2011; (ii) that certain Note Purchase Agreement dated as of June 14, 2004 among OCM and the purchasers listed on Schedule A thereto relating to the issuance and sale of OCM’s 5.03% Senior Notes due June 14, 2014; (iii) that certain Note Purchase Agreement dated as of June 6, 2006 among OCM and the purchasers listed on Schedule A thereto relating to the issuance and sale of OCM’s 6.09% Senior Notes due June 6, 2016; and (iv) that certain Note Purchase Agreement dated as of November 8, 2006 among OCM and the purchasers listed on Schedule A thereto relating to the issuance and sale of OCM’s 5.82% Senior Notes due November 8, 2016, in each case, as amended by the Amendment and Waiver Agreement, dated as of May 16, 2007, by and among OCM and the Holders of Notes party thereto and as otherwise amended and in effect from time to time.

SECTION 2. REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to each Holder that:

§2.1 Organization, Power and Authority.

Each of Oaktree Capital I, Oaktree Capital II, Oaktree AIF, and OCM is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified and in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified and in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of Oaktree Capital I, Oaktree Capital II, Oaktree AIF and OCM has the power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact its business and to execute this Waiver.

§2.2 Authorization, etc.

This Waiver has been duly authorized by all necessary action on the part of each of Oaktree Capital I, Oaktree Capital II, Oaktree AIF, and OCM, and this Waiver constitutes, a legal, valid and binding obligation of each of Oaktree Capital I, Oaktree Capital II, Oaktree AIF, and OCM enforceable against each of them in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

§2.3 Compliance with Laws, Other Instruments, etc.

Execution Version

The execution, delivery and performance by each of Oaktree Capital I, Oaktree Capital II, Oaktree AIF, and OCM of this Waiver and the consummation of the Contemplated Restructuring will not (i) except pursuant to amendments, waivers or consents received prior to the consummation of the Contemplated Restructuring, contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, operating agreement or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (iii) violate any provision or other statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

§2.4 Beneficial Ownership and Control.

The beneficial ownership and Control of the Company will remain unchanged as a result of the Contemplated Restructuring.

§2.5 Absence of Defaults.

Immediately following the Contemplated Restructuring, after giving effect to this Waiver, no Default or Event of Default will exist.

SECTION 3. AMENDMENT

The definition of “Capital Stock” set forth in Schedule B to the Note Purchase Agreement is hereby amended by the addition of the following sentence at the end of such definition:

With respect to any determination of the ownership of the Capital Stock of the Company, such determination shall be made on the basis of both (a) the ownership of the Capital Stock of each member of the Oaktree Domestic Operating Group individually and (b) the aggregate ownership of the Capital Stock of the Oaktree Domestic Operating Group.

SECTION 4. WAIVERS

§4.1 Waiver of Section 8.03.

Subject to the representation in Section 2.4 above, the Holders hereby acknowledge and agree that the transactions constituting the Contemplated Restructuring shall not constitute a Change of Control under the Note Purchase Agreement. Accordingly, the Holders waive any right they may have under the Note Purchase Agreement or the Notes resulting from a Change of Control by virtue of the Contemplated Restructuring, including any right to require the Company to prepay the

Execution Version

Notes pursuant to Section 8.03. The waiver contained in this Section 4.1 is expressly limited to the Contemplated Restructuring, and no waiver is given hereby for any other transaction.

§4.2 Waiver of Section 10.01—Transaction with Affiliates.

The Holders hereby waive any Default arising from any violation of Section 10.01 of the Note Purchase Agreement that has occurred or may occur solely as a result of the transactions constituting the Contemplated Restructuring.

SECTION 5. MISCELLANEOUS

§5.1 Conditions to Effectiveness. The effectiveness of this Waiver is expressly subject to the following conditions: (i) the representations and warranties made by the Company under Section 2 of this Waiver shall be true and correct, (ii) the Company shall have paid, or reimbursed the Holders for, the reasonable fees, charges and disbursements of special counsel to the Holders; provided that the Company shall not be liable for the attorneys’ fees, costs and disbursements of more than one firm of special counsel (which firm shall be the firm retained to represent all holders of Notes collectively), and (iii) the Third Amendment to Credit Agreement, dated as of June 29, 2010, which amends the Credit Agreement, dated as of August 6, 2008 (as amended as of December 3, 2008 and November 10, 2009) by and among the Company, the lenders party thereto and Wells Fargo Bank, National Association (the “Credit Agreement”) shall have been duly executed by the parties thereto and shall constitute the legal, valid and binding obligation of each of such parties, enforceable against each of such parties in accordance with its terms, and each of the Holders shall have received a copy thereof (which shall be delivered via email to the Holders’ special counsel); provided that if the Credit Agreement is no longer outstanding, or if no amendments or waivers with respect to the Credit Agreement are reasonably necessary in connection with the Contemplated Restructuring, then this clause 5.1(iii) shall be null and void.

§5.2 Instrument Pursuant to Note Purchase Agreement. This Waiver is executed pursuant to Section XVII of the Note Purchase Agreement and shall be construed, administered, and applied in accordance with all of the terms and provisions of the Note Purchase Agreement. Except as expressly set forth herein, all of the representations, warranties, terms, covenants and conditions of the Note Purchase Agreement shall remain unamended and in full force and effect. The waivers set forth herein shall be limited as expressly provided herein and shall not be or be deemed to be a waiver of, amendment of, consent to, or modification of any other term or provision of the Note Purchase Agreement or the Notes or of any transaction or further action on the part of the Company that requires the consent of the Note Holders.

§5.3 Successors and Assigns. This Waiver shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Execution Version

§5.4 Counterparts. This Waiver may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.

§5.5 Governing Law. This Waiver shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York, excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Waiver as of the date first set forth above.

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/S/ DAVID M. KIRCHHEIMER
Name: David M. Kirchheimer
Title: Principal, Chief Financial Officer and Administrative Officer

By:	/S/ TODD MOLZ
Name: Todd Molz
Title: Managing Director and General Counsel

OAKTREE CAPITAL I, L.P.

By:	/S/ DAVID M. KIRCHHEIMER
Name: David M. Kirchheimer
Title: Chief Financial Officer

By:	/S/ TODD MOLZ
Name: Todd Molz
Title: Managing Director, General Counsel and Secretary

OAKTREE CAPITAL II, L.P.

By:	/S/ DAVID M. KIRCHHEIMER
Name: David M. Kirchheimer
Title: Chief Financial Officer

By:	/S/ TODD MOLZ
Name: Todd Molz
Title: Managing Director, General Counsel and Secretary

OAKTREE AIF INVESTMENTS, L.P.

By:	/S/ DAVID M. KIRCHHEIMER
Name: David M. Kirchheimer
Title: Chief Financial Officer

By:	/S/ TODD MOLZ
Name: Todd Molz
Title: Managing Director, General Counsel and Secretary